Exhibit 4.1

AMENDMENT NO. 7 TO CONVERTIBLE PROMISSORY NOTE

This Amendment No. 7 to Convertible Promissory Note (this “Amendment”) is effective as of June 1, 2024 (the “Effective Date”), by and between Seelos Therapeutics, Inc., a Nevada corporation (the “Company”), and Lind Global Asset Management V, LLC, a Delaware limited liability company (together with its successors and representatives, the “Holder”) and amends that certain Convertible Promissory Note No. 1 in the initial principal amount of $22,000,000 and due November 23, 2024, issued by the Company to the Holder on November 23, 2021, as amended on December 10, 2021, on February 8, 2023, on May 19, 2023, on September 30, 2023, on March 27, 2024 and on May 1, 2024 (as so amended, the “Note”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Note or that certain Securities Purchase Agreement, dated as of November 23, 2021, by and between the Company and the Holder (as amended and in effect from time to time, the “Purchase Agreement”).

RECITALS

whereas, the Company issued the Note to the Holder pursuant to the Purchase Agreement;

Whereas, the Company and the Holder desire to amend certain provisions of the Note as set forth herein;

Whereas, the Section 2.1(r) of the Note provides that the Company must, at any time on or after April 29, 2024, maintain an aggregate minimum balance equal to 50% of the then Outstanding Principal Amount or more in cash or cash equivalents with one or more financial institutions (the “Minimum Cash Covenant”);

Whereas, the Company is not currently in compliance with the Minimum Cash Covenant;

Whereas, under the terms of the Note, following a failure to satisfy the Minimum Cash Covenant that remains uncured for 15 Business Days, the Holder may, among other things, from time-to-time demand that all or a portion of the Outstanding Principal Amount be converted into shares of Common Stock at the lower of (i) the then-current Conversion Price and (ii) eighty-five percent (85%) of the average of the five (5) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable Conversion Notice (the “Default Conversion Right”);

Whereas, as consideration for the Holder agreeing to extend the date by which the Company must be compliance with the Minimum Cash Covenant to July 31, 2024 and agreeing not to assert than an Event of Default has occurred or exercising the Default Conversion Right, the Company and the Holder desire to agree, as set forth herein, that the Repayment Share Price shall be reduced from ninety percent (90%) to eighty-five (85%) of the average of the five (5) lowest daily VWAPs during the twenty (20) Trading Days ending on the last Trading Day prior to the Payment Date or the Interest Payment Date, as applicable, such that it is equal to the rate at which the Holder could convert the Note pursuant to the Default Conversion Right; and

Whereas, pursuant to Section 5.8 of the Note, the Note may be amended by an instrument in writing signed by the Company and the Holder.

Now, Therefore, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Section 2.1(r). Section 2.1(r) of the Note is hereby amended and restated in its entirety to read as follows:

“(r) at any time on or after July 31, 2024, the Maker shall fail to maintain an aggregate minimum balance equal to 50% of the then Outstanding Principal Amount or more in cash or cash equivalents with one or more financial institutions;”

2.	Section 5.14(g). Effective as of the Effective Date, Section 5.14(g) of the Note is hereby amended and restated in its entirety to read as follows:

““Repayment Share Price” means eighty-five percent (85%) of the average of the five (5) lowest daily VWAPs during the twenty (20) Trading Days ending on the last Trading Day prior to the Payment Date or the Interest Payment Date, as applicable.”

3.     Waivers. The Holder hereby agrees to forebear, from the date hereof through July 31, 2024 (the “Forbearance Period”) from exercising any right the Holder may have to assert or claim that a Material Adverse Effect has occurred as a result of any event, occurrence, fact, condition or change that occurred at any time on or prior to June 1, 2024, and, in connection therewith, further agrees, during the Forbearance Period, to forbear from exercising any right with respect to any Event of Default that may have occurred pursuant to Section 2.1(s) of the Note or as a result of any alleged breach by the Company of Section 2.1(s) of the Note as a result of any event, occurrence, fact, condition or change that occurred at any time on or prior to June 1, 2024. The Holder expressly retains the right to assert any Event of Default with respect to Section 2.1(s) of the Note as a result of any event, occurrence, fact, condition or change that occurred or occurs after June 1, 2024. Notwithstanding anything to the contrary contained herein, the Holder acknowledges that the Company’s execution of this Amendment shall not be construed as an admission or acknowledgement by the Company that: (A) any event, occurrence, fact, condition or change has occurred or occurs that constitutes a Material Adverse Effect, or (B) the Holder has a right to assert that an Event of Default has occurred pursuant to Section 2.1(s) of the Note, and the Company’s execution of this Amendment shall be deemed to be without prejudice to the Company in this regard. In addition, the Holder hereby waives any Event of Default which has occurred prior to the date hereof as a result of any failure by the Company to comply with the covenant contained in Section 2.1(r) of the Note through and including the date hereof, including any obligation by the Company to notify the Holder of any such Event of Default (provided, for the avoidance of doubt, that such waiver shall not apply to the Company’s obligations with respect to Section 2.1(r) of the Note from and after the date hereof).

4.     Effectiveness. This Amendment is effective as of the date hereof. From and after the effectiveness of this Amendment, each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Note” and each other similar reference contained in the Note shall refer to the Note, as amended hereby. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the parties under the Note, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Note.

5.     Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of laws or choice of laws.

6.     Counterparts. This Amendment may be executed in two identical counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

[Signature Page Follows]

The parties hereto have executed this Amendment No. 7 to Convertible Promissory Note as of the date first written above.

THE COMPANY:

SEELOS THERAPEUTICS, INC.

By:	/s/ Raj Mehra, Ph.D.
Name: Raj Mehra, Ph.D.
Title: President and Chief Executive Officer

THE HOLDER:

LIND GLOBAL ASSET MANAGEMENT V, LLC

By:	/s/ Jeff Easton
Name: Jeff Easton
Title: Managing Member